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                           OFFER TO PURCHASE FOR CASH
                 ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           COMMUNICATION CABLE, INC.
                                       AT
                              $12.00 NET PER SHARE
                                       BY
                           KUHLMAN ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                              KUHLMAN CORPORATION
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
        NEW YORK CITY TIME, ON MONDAY, JANUARY 22, 1996, UNLESS EXTENDED.
THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY THE PURCHASER (INCLUDING THE SHARES SUBJECT TO THE STOCK OPTION AGREEMENT REFERRED TO HEREIN), CONSTITUTES AT LEAST 80% OF THE COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION") AND (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NORTH CAROLINA CONTROL SHARE ACQUISITION ACT HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THAT ALL SHARES THEN OWNED BY THE PURCHASER HAVE, AND ALL SHARES TENDERED FOR PURCHASE PURSUANT TO THE OFFER WILL HAVE, UPON PURCHASE BY THE PURCHASER, THE SAME VOTING RIGHTS AS ALL OTHER SHARES NOT CONSTITUTING "INTERESTED SHARES" WITHIN THE MEANING OF SUCH ACT (THE "VOTING RIGHTS CONDITION").
                                   IMPORTANT
     Any holder of Shares desiring to tender all or any portion of such Shares should either (1) complete and sign the enclosed Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it with such holder's stock certificates, and any other required documents to the Depositary (or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, if such means are available to such holder) or (2) request such holder's broker, dealer, bank or other nominee to effect the transaction for such holder. A holder whose Shares are registered in the name of a broker, dealer, bank or other nominee must contact such broker, dealer, bank or other nominee to tender such Shares.
     Any holder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer of Shares, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.
     Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent.
                    The Information Agent for the Offer is:
                                   GEORGESON
                                 & COMPANY INC.
                  (Georgeson & Company, Inc. logo appears here)
                               Wall Street Plaza
                            New York, New York 10005
                         (212) 440-9800 (Call Collect)

November 29, 1995


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              ITEM 10 OF OFFER TO PURCHASE DATED NOVEMBER 29, 1995
     10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. In February 1994, as part of its strategy to search for acquisitions that could further strengthen and diversify Kuhlman, Kuhlman identified the Company as an opportunity for a business combination that would allow Kuhlman to expand and enhance its presence in the wire and cable industry.
     In March 1994, the Company was asked whether it would be interested in expanding its relationship with Kuhlman. The Company had been a supplier of certain wire and cable products to one of Kuhlman's indirect subsidiaries (Coleman Cable Systems, Inc.) for several years. The Company's Chief Executive Officer advised that the Company would consider a business combination. In April 1994, there were separate discussions with a director and with the Chief Executive Officer of the Company regarding a possible combination of the Company with Kuhlman.
     At the regularly scheduled annual meeting of the Kuhlman Board of Directors in April 1994, the possible combination of the Company and Kuhlman was discussed and favorably received. Following this meeting, the Chief Executive Officer of Kuhlman contacted the Chief Executive Officer of the Company to further discuss a possible combination and to arrange for a meeting. In May 1994, senior executives of Kuhlman met with senior officers of the Company at one of the Company's plants. Following that plant visit, the Chief Executive Officers of both Kuhlman and the Company had further discussions regarding the possible form of a business combination of Kuhlman and the Company. The Chief Executive Officer of the Company requested, and later received, in the beginning of June 1994, information on Kuhlman and a possible combination, which he distributed to members of the Company's Board of Directors.
     Later in June 1994, the Chief Executive Officers of Kuhlman and the Company decided that a presentation by Kuhlman's Chief Executive Officer to the Company Board of Directors would be appropriate, and such a presentation was scheduled for later in June 1994. Prior to this proposed presentation, the Chief Executive Officer of Kuhlman communicated with the members of the Kuhlman Board of Directors regarding details of a possible combination of Kuhlman and the Company and, with the support of the Kuhlman Board of Directors, proceeded with further discussions with the Company. On June 24, 1994, the Chief Executive Officer of Kuhlman, accompanied by senior executives of Kuhlman, made a presentation to the Company Board of Directors and provided a draft of a letter of intent with respect to a possible combination.
     Following the meeting on June 24, 1994, further discussions occurred between Kuhlman and Company senior executives, as well as between Kuhlman's senior executives and representatives of the Company's financial advisor, regarding additional information requested by the Company to evaluate a possible combination. Both parties conducted due diligence on each other, directly and through their agents, attorneys and accountants.
     On July 7, 1994, the Company's Chief Executive Officer advised Kuhlman's Chief Executive Officer that the Company Board of Directors had reviewed the possibility of a combination with Kuhlman and was generally positive about such a possible combination as well as about discussing, negotiating and executing a letter of intent as soon as it could obtain additional information regarding Kuhlman. The Chief Executive Officer of Kuhlman communicated the status of the possible transaction to the Kuhlman Board of Directors. On July 14, 1994, a meeting was held between Kuhlman's senior executives and the Company's senior executives, as well as representatives of the Company's financial advisor, at which time additional information concerning the two companies was exchanged between Kuhlman and the Company.
     Having previously considered the various corporate materials and financial information concerning Kuhlman, the Company Board of Directors, on July 17, 1994, appointed a Special Committee of the Company Board of Directors (the "Company Special Committee") to consider the proposed letter of intent with Kuhlman.
     On July 18, 1994, the Company Board of Directors and the Company Special Committee met by telephone with their financial and legal advisors to consider the proposed letter of intent with Kuhlman. The Company Board of Directors approved the letter of intent on July 18, 1994, and on that same day Kuhlman and the Company executed the letter of intent. The signing of the letter of intent was announced publicly and mutual due diligence reviews continued in greater detail.
     On July 29, 1994, a regularly scheduled meeting of the Kuhlman Board of Directors was held at which the proposed merger with the Company was discussed. At that meeting, the Kuhlman Board of Directors authorized continued negotiations with the Company and the preparation and execution of a definitive written agreement providing for the merger of a wholly-owned subsidiary of Kuhlman with and into the Company on the terms set forth in the letter of intent and discussed at the meeting.

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     On September 9, 1994, the Company Special Committee met at the Company's
offices in connection with the regularly scheduled meeting of the Company Board of Directors. The purpose of the meeting was for the Company Special Committee to receive reports regarding information it had requested from management, financial and legal advisors, accountants and environmental consultants. In addition to considering the proposed merger with Kuhlman, the Company Special Committee considered whether it would be in the best interest of the Company's shareholders to solicit indications of interest from third parties. The Company Special Committee decided that it was not in the best interest of the Company and its shareholders to solicit indications of interest from third parties, but that the Company Special Committee would continue to respond in a diligent manner to any indications of interest to acquire the Company. The Company Special Committee also gave non-binding preliminary approval of the proposed merger with Kuhlman, subject to completion of the Company Special Committee's evaluation of the proposed transaction.
     The parties continued to negotiate the terms of the merger agreement.
     On September 20, 1994, the Company Special Committee held another meeting at the Company's offices. The purpose of the meeting was to receive updated reports from management, consultants and advisors in connection with the proposed merger. The Company Special Committee also reviewed the form of merger agreement proposed by Kuhlman for approval. The Company Special Committee unanimously determined that it was in the best interest of the Company and its shareholders to proceed with the proposed merger with Kuhlman, and the Company Special Committee recommended the proposed merger agreement to the Company Board of Directors for approval.
     Following the meeting of the Company Special Committee on September 20, 1994, the Company Board of Directors met. The Company Board of Directors received the report and recommendations of the Special Committee. After due discussion and deliberation, the Company Board of Directors unanimously approved and adopted all of the recommendations of the Company Special Committee.
     On September 21, 1994, the Company and Kuhlman executed a definitive merger agreement. Thereafter, both the Company and Kuhlman directed their efforts towards finalizing the preparation and filing of a registration statement with the Commission. A registration statement was filed on October 6, 1994. Following the receipt of comments from the Commission, both the Company and Kuhlman directed their efforts to both preparing an amendment to the registration statement and continued mutual due diligence. For a number of reasons, including the long lapse of time from the parties' original discussions and changing market and operating conditions at both companies, the Company and Kuhlman terminated their merger agreement on January 10, 1995.
     In June 1995, senior executives of the Company and Kuhlman again entered into discussions about a possible business combination. In early July, Kuhlman proposed to the Company's Chief Executive Officer and to Charles L. Wellard (a Company director and holder of approximately 12.0% of the Common Stock) an agreement by the terms of which the two Shareholders would grant to George J. Falconero (a third Company director) an irrevocable proxy to vote certain of their Shares in circumstances looking towards a business combination of Kuhlman and the Company. An agreement was never executed by all the parties and never became effective.
     In late July, a draft of a letter of intent covering a proposed merger between Kuhlman and the Company was prepared and circulated among the companies and their legal counsel. In early August, Kuhlman delivered drafts of a stock purchase agreement covering Shares owned by the Company's Chief Executive Officer and a stock option agreement covering certain Shares owned by Mr. Wellard. None of these documents was ever executed or became effective.
     On August 9, 1995, Kuhlman's Chief Executive Officer advised Mr. Falconero that Kuhlman had decided to terminate its efforts to attempt to structure a business combination with the Company.
     In November 1995, Kuhlman's Chief Executive Officer contacted the Company's Chief Executive Officer relative to acquiring his Shares. On November 16, 1995, legal counsel for Kuhlman delivered to legal counsel for the Company's Chief Executive Officer a summary of terms of a stock option agreement covering his Shares. Negotiations occurred that day and the next day.
     On November 16, 1995, senior executives of Kuhlman briefed Kuhlman's directors on the negotiations pending with the Company's Chief Executive Officer and on preparations for the Offer. Discussions with and among the Kuhlman Board of Directors and Kuhlman senior executives were held that afternoon and evening.
     On November 17, 1995, the Kuhlman Board of Directors approved the execution of a stock option agreement and an employment agreement with the Company's Chief Executive Officer and the making of the Offer.

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     On November 18, 1995, legal counsel for Kuhlman delivered to legal counsel for the Company's Chief Executive Officer drafts of a stock option agreement covering his Shares and an employment agreement. Negotiations continued through the next day. The definitive versions of these agreements were signed on November 20, 1995.
     On November 28, 1995, senior executives of Kuhlman and Kuhlman's acquisition counsel attended a special meeting of the Company Board of Directors at the request of Kuhlman's Chief Executive Officer. At that meeting they advised the Company's directors of the Purchaser's intention to make the Offer, and they solicited the cooperation and support of the Company Board of Directors.